IEX DAP LLC

(A Wholly-Owned Subsidiary of IEX DAP Group LLC)

<u>SEC ID Number – 8-70869</u>

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTSFORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **IEX DAP LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3 World Trade Center, 58th Floor
(No. and Street)

New York	**NY**	**10007**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Terrance Oconnell	**+1 646-856-4873**	**terry.oconnell@iextrading.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Center	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	No. 34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17I(e)(1)(ii), if applicable

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

IEX DAP LLC
(A Wholly-Owned Subsidiary of IEX DAP Group LLC)
Table of Contents

This filing** contains (check all applicable boxes):	Page
☒(a) Statement of financial condition.	2
☒(b) Notes to consolidated statement of financial condition.	3-6
☐(c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).	
☐(d) Statement of cash flows.	
☐(e) Statement of changes in stockholders' or partners' or sole proprietor's equity.	
☐(f) Statement of changes in liabilities subordinated to claims of creditors.	
☐(g) Notes to consolidated financial statements.	
☐(h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.	
☐(i) Computation of tangible net worth under 17 CFR 240.18a-2.	
☐(j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.	
☐(k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.	
☐(l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.	
☐(m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.	
☐(n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.	
☐(o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.	
☐(p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.	
☐(q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.	
☐(r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.	
☐(s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.	
☐(t) Independent public accountant's report based on an examination of the statement of financial condition.	
☒(u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.	1
☐(v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.	
☐(w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.	
☐(x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.	

☐(y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).	
☐(z) Other: _	

** *To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of IEX DAP LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IEX DAP LLC (the "Company") as of December 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 18, 2026

We have served as the Company's auditor since 2023.

IEX DAP LLC
(A Wholly-Owned Subsidiary of IEX DAP Group LLC)
Statement of Financial Condition
December 31, 2025

Assets		
Cash and cash equivalents	$	519,168
Due from affiliate		14,968
Other receivables		6,808
TOTAL ASSETS	$	540,944
Liabilities and Member's Equity		
Liabilities:		
Accrued expenses and other liabilities		65,000
TOTAL LIABILITIES		65,000
Member's equity:		
Member's equity		475,944
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	540,944

See notes to statement of financial condition

1. Organization and Nature of Business

IEX DAP LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company and a wholly-owned subsidiary of IEX DAP Group LLC ("Parent"). The Parent is a wholly-owned subsidiary of IEX Group, inc. ("Group"). The Company intends to operate as an alternative trading system ("ATS") pending regulatory approvals but has not operated during the reporting period.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ materially from those estimates.

Income Taxes

The Company is included in the income tax returns filed by Group which files as a C-corporation.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. The amounts presented for financial assets and liabilities on the statement of financial condition are carried at fair value or at amounts that, because of their short-term nature, the Company believes approximate current fair value.

The fair value of the Company's financial instruments is measured into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest, as determined below:

- Level 1 — quoted prices for identical assets or liabilities in active markets.

- Level 2 — observable inputs, other than quoted prices included in Level 1, for the asset or liability, or prices for similar assets and liabilities.

- Level 3 — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

All financial assets and liabilities are considered Level 2 under the fair value hierarchy, except for cash and cash equivalents which are considered Level 1.

3. Concentration of Credit Risk

Cash and cash equivalents

The Company maintains a cash balance at a financial institution. The account is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in the aggregate for each bank. At December 31, 2025, the Company had deposits at a financial institution in excess of FDIC limits of approximately $269,000.

4. Related Party Transactions

Expense Sharing Agreement

On January 27, 2023, the Company entered into a Tri-Party Expense Sharing Agreement ("Tri-Party ESA") with the Parent and Group to allocate the shared expenses incurred amongst the parties.

Under the Tri-Party ESA, the Company will reimburse Group for all direct and indirect costs and expenses in connection with support services, including personnel expenses incurred by Group on behalf of the Company. At December 31, 2025, amounts Due from affiliate relating to the Tri-Party ESA were approximately $15,000, payable within 60 days.

Capital Distributions and Contributions

During 2025, the Parent made capital contributions of $200,000 to the Company. The Company made no capital distributions to the Parent.

5. Share-Based Compensation

Group maintains the 2012 and 2022 Equity Incentive Plans (the "Plans"), that were approved by Group's Board of Directors and Stockholders in June 2012 and June 2022, respectively. The Plans permit the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to employees, directors and consultants. Group issues shares from authorized but unissued or reacquired Common Stock. The fair value of Restricted Stock Units ("RSUs") and options is based on the most recent valuation completed by Group on the date of grant and is recorded as compensation expense.

Group allocates stock compensation, salary and benefit expenses to the Company through the Tri-Party ESA based upon services provided by Group's employees.

6. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital at the greater of 6 2/3% of aggregate indebtedness or minimum net capital of $250,000 at December 31, 2025.

At December 31, 2025, the Company had net capital of approximately $454,000, which exceeded the minimum requirement of $250,000 by approximately $204,000. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1.

7. Commitments, Contingencies and Guarantees

In the normal course of business, the Company may be subject to various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Where available information indicates that it is probable a liability had been incurred at the date of statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any unknown matter will not result in any materially adverse effect on the Company's financial position, results of operations or cash flows.

8. Segment Reporting

The Company intends to be engaged in a single line of business as an ATS. The Company has identified its Chief Financial Officer ("CFO") as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to make capital contributions or distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

The following table presents the other required segment disclosures for the year ended December 31, 2025:

	2025
Segment assets	$ 540,944

9. Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition was available to be issued and has determined that there are no subsequent events requiring disclosures or adjustments to the statement of financial condition.